

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

June 1, 2017

Glenn H. Schiffman
Chief Financial Officer
IAC/InterActiveCorp
555 West 18th Street
New York, NY 10011

Re: IAC/InterActiveCorp
          Form 10-K for the Fiscal Year Ended December 31, 2016
          Filed February 28, 2017
          File No. 0-20570

Dear Mr. Schiffman:

        We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                        Sincerely,

                                        /s/ William H. Thompson

                                        William H. Thompson
                                        Accounting Branch Chief
                                        Office of Consumer Products